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                                                                    EXHIBIT 20.1


[RELIANCE STEEL & ALUMINUM CO. LETTERHEAD]                          NEWS RELEASE
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FOR IMMEDIATE RELEASE                     CONTACT: David H. Hannah
                                                   President
                                                   (213) 582-2272

                                                   Kim P. Feazle
                                                   Hill and Knowlton, Inc.
                                                   (713) 752-1927


                    RELIANCE STEEL & ALUMINUM CO. ANNOUNCES
                    ACQUISITION OF CHATHAM STEEL CORPORATION


      Los Angeles, CA -- June 24, 1998 -- Reliance Steel & Aluminum Co. (NYSE:RS) announced today that it has reached an agreement to acquire Chatham Steel Corporation, a privately-held metals service center company headquartered in Savannah, Georgia. The transaction is subject to completion of due diligence procedures and regulatory approval and is expected to be completed within approximately 30 days. The agreement calls for Reliance to purchase 100% of the stock of Chatham Steel Corporation and for current management to remain in place to operate the business as a wholly-owned subsidiary of Reliance.

      Chatham, founded in 1915, has facilities in Savannah, GA; Columbia, SC; Durham, NC; Orlando, FL; Jacksonville, FL; and Birmingham, AL. The company's revenues for the year ended December 31, 1997 were approximately $166 million.



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      Chatham's products include mainly carbon steel structurals, plate, pipe and tube, bars, sheet and coil and some stainless steel, and its metals processing capabilities involve primarily sawing, shearing, leveling, slitting and pattern burning.

      "Our expansion in the Southeast area of the United States will be strategically strengthened with our acquisition of Chatham," said David H. Hannah, president of Reliance Steel & Aluminum Co. "We expect Chatham's strength in the market and their reputation for quality and service to fit nicely with our existing businesses in the Southeast."

      Arnold Tenenbaum, president of Chatham Steel Corporation stated, "We are excited about the prospect of becoming a member of the Reliance "team." Our future growth potential in the marketplace will be greatly enhanced as a result of this acquisition."

      When completed, this transaction will represent Reliance's seventh acquisition over the past 16 months, and the Company's third acquisition in 1998. During the first quarter of 1998, Reliance completed the acquisitions of Phoenix Corporation and Durrett Sheppard Steel Co., Inc.

      Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is one of the largest metals service center companies in the United States. Through a network of 56 processing and distribution centers (including American Steel, L.L.C.) in 20 states, the Company provides value-added metals processing services and distributes a full line of over 60,000 metal products. These products include galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper and alloy steel to more than 40,000 customers in various industries.


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